ANTISOMA

082-34926

07027637

Holdings in Antisoma

London, UK: 18 October 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification on 17 October from Orbimed Advisors LLC that, following a disposal of ordinary shares, Caduceus Capital Master Fund Ltd.; Caduceus Capital II, LP; UBS Eucalyptus Fund, LLC; PW Eucalyptus Fund, Ltd.; and Summer Street Life Sciences Hedge Fund Investors LLC have reduced their direct interest in ordinary 1p shares from 14,717,955 to 3,917,955, resulting in a holding representing approximately 0.88% of Antisoma's issued ordinary shares.

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Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200